Höegh LNG Partners LP Reports Financial Results for the Quarter Ended March 31, 2015

HAMILTON, Bermuda, May 28, 2015 /PRNewswire/ -- Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its financial results for the period ended March 31, 2015.

Highlights

  Reported total time charter revenues of $11.5 million for the first quarter of 2015 compared to $29.1 million of construction contract revenues for the first quarter of 2014
  Generated operating income of $5.0 million and net income of $2.4 million for the first quarter of 2015 compared to an operating loss of $1.4 million and a net loss of $1.8 million for the first quarter of 2014; operating income and net income were impacted by unrealized losses on derivative instruments on the Partnership's share of equity in earnings of joint ventures in the first quarter of 2015 and 2014
  Generated Adjusted EBITDA (1) of $15.9 million for the first quarter of 2015 compared to $8.4 million for the first quarter of 2014
  On May 15, 2015 paid a $0.3375 per unit distribution with respect to the first quarter of 2015, equivalent to $1.35 per unit on an annual basis

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: "All three FSRUs in the HMLP fleet were on-hire for the entire first quarter. The quarter clearly demonstrates the cash generation from the underlying contracts. The potential pipeline of which was increased yesterday to four additional FSRUs with the announcement by Höegh LNG of a new contract in Chile"

Financial Results Overview

The Partnership reported a net income for the three months ended March 31, 2015 of $2.4 million, an increase of $4.2 million from a net loss of $1.8 million for the three months ended March 31, 2014. The net income (loss) for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures. Excluding these unrealized gains (losses) on derivative instruments, net income for the three months ended March 31, 2015 was $6.2 million, an increase of $4.8 million from a net income of $1.4 million for the three months March 31, 2014. Income tax expense was $0.2 million, a decrease of $0.2 million from the three months ended March 31, 2014.

All FSRUs were onhire for the entire first quarter of 2015. In the first quarter of 2014, the PGN FSRU Lampung was still under construction such that there was no time charter revenues for the period. GDF Suez Neptune and GDF Suez Cape Ann were fully utilized during the first quarter of 2014.

Operating income for the three months ended March 31, 2015 was $5.0 million, an increase of $6.4 million from an operating loss of $1.4 million for the three months ended March 31, 2014. Operating income was also impacted by the unrealized gains (losses) on derivative instruments on the Partnership's share of equity in earnings of joint ventures.

Adjusted EBITDA (1) was $15.9 million for the three months ended March 31, 2015, an increase of $7.5 million from $8.4 million for the three months ended March 31, 2014.

Equity in losses of joint ventures, which own the vessels GDF Suez Neptune and the GDF Suez Cape Ann, for the three months ended March 31, 2015 was $2.1 million, a decrease of $0.5 million from $1.7 million for the three months ended March 31, 2014. The reason for the decrease was the Partnership's share of an unrealized loss on derivative financial instruments of the joint ventures for the three months ended March 31, 2015 of $3.9 million compared with $3.2 million for the three months ended March 31, 2014. For the three months ended March 31, 2015, the Partnership's share of operating income in the joint ventures was $5.9 million compared with $5.8 million for the three months ended March 31, 2014.

Financing and Liquidity

As of March 31, 2015, the Partnership had cash and cash equivalents of $35.8 million and an undrawn sponsor credit facility of $85 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $16.0 million and long-term restricted cash required under the credit facility related to the PGN FSRU Lampung (the "Lampung Facility") was $15.1 million as of March 31, 2015. The Partnership has an interest-bearing demand note due from Höegh LNG of $140.0 million.

During the first quarter of 2015, the Partnership made a quarterly repayment of $4.7 million on the Lampung facility. The Partnership's total long-term debt was $207.6 million as of March 31, 2015.

As of March 31, 2015, the Partnership had outstanding interest rate swap agreements for a total notional amount of $207.6 million to hedge against the interest rate risks of its long-term debt under the Lampung facility. The Partnership applies hedge accounting for derivative instruments. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8%. The carrying value of the liability for derivative financial instruments was $11.4 million as of March 31, 2015. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. The gain on derivative instruments of $0.1 million for the three months ended March 31, 2015 was due to amortization of the amount excluded from hedge effectiveness related to the Lampung facility. There was no comparable gain or loss on derivative instruments for the three months ended March 31, 2014.

On May 15, 2015, the Partnership paid a cash distribution of $0.3375 per unit with respect to the first quarter of 2015, equivalent to $1.35 per unit on an annual basis. The distribution totalled $8.9 million.

Outlook

Pursuant to the Omnibus Agreement the Partnership entered into with Höegh LNG Holdings Ltd. ("Höegh LNG") at the time of initial public offering, the Partnership has a right to purchase from Höegh LNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the Omnibus Agreement. The Independence was constructed by Hyundai Heavy Industries Co., Ltd. ("HHI") and was delivered to Höegh LNG from the shipyard in May 2014. In November 2014, the Independence began operating under a time charter that expires in 2024 with AB Klaipèdos Nafta, a Lithuanian publicly listed, government-controlled utility.

Pursuant to the Omnibus Agreement, Höegh LNG is also obligated to offer the Partnership the opportunity to purchase the FSRU Höegh Gallant. The Höegh Gallant was constructed by HHI and was delivered to Höegh LNG from the shipyard in November 2014. In April 2015, the Höegh Gallant began operating under a time charter that expires in 2020 with the government owned EGAS of Egypt.

Pursuant to the Omnibus Agreement, Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years.

Höegh LNG has entered into the following agreements with respect to its newbuilding FSRUs:

  On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus LNG SpA ("Octopus") to provide an FSRU to service for the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals. Höegh LNG will service the contract with an FSRU from its newbuilding program currently in progress. The contract is expected to commence in the second quarter 2018.
  On November 1, 2014, Höegh LNG signed a contract for a minimum term of five years with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC") to provide an FSRU (the Höegh Grace) to service a new LNG import terminal in Colombia.  The contract is expected to commence in the middle of 2016.

In November 2014, Höegh LNG placed an order for an additional FSRU newbuilding (Hull 2552) to be constructed by HHI with an expected delivery in the first quarter of 2017.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;
  the Partnership's anticipated growth strategies;
  the Partnership's anticipated receipt of dividends and repayment of indebtedness from joint ventures;
  the effect of the worldwide economic environment;
  turmoil in the global financial markets;
  fluctuations in currencies and interest rates;
  general market conditions, including fluctuations in hire rates and vessel values;
  changes in the Partnership's operating expenses, including drydocking and insurance costs;
  the Partnership's ability to make cash distributions on its units and the amount of any borrowings that may be necessary to make such distributions;
  the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
  the future financial condition of the Partnership's existing or future customers;
  the Partnership's ability to make additional borrowings and to access public equity and debt capital markets;
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  the exercise of purchase options by customers;
  the Partnership's ability to maintain long-term relationships with its customers;
  the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;
  the Partnership's ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Gallant, the Höegh Grace or Höegh LNG's other FSRU newbuildings;
  the Partnership's continued ability to enter into long-term, fixed-rate charters;
  the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;
  expected pursuit of strategic opportunities, including the acquisition of vessels;
  the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;
  timely acceptance of the Partnership's vessels by their charterers;
  termination dates and extensions of charters;
  the expected cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;
  expected demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;
  availability of skilled labor, vessel crews and management;
  the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;
  the anticipated taxation of the Partnership and distributions to its unitholders;
  estimated future maintenance and replacement capital expenditures;
  the Partnership's ability to retain key employees;
  customers' increasing emphasis on environmental and safety concerns;
  potential liability from any pending or future litigation;
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  future sales of the Partnership's common units in the public market;
  the Partnership's business strategy and other plans and objectives for future operations; and
  other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2014.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2015	2014
REVENUES
Time charter revenues	$11,535	$—
Construction contract revenues	—	29,127
Total revenues	11,535	29,127
OPERATING EXPENSES
Vessel operating expenses	(2,260)	—
Construction contract expenses	—	(24,661)
Administrative expenses	(2,099)	(4,148)
Depreciation and amortization	(8)	(8)
Total operating expenses	(4,367)	(28,817)
Equity in earnings (losses) of joint ventures	(2,122)	(1,671)
Operating income (loss)	5,046	(1,361)
FINANCIAL INCOME (EXPENSE), NET
Interest income	2,427	466
Interest expense	(3,899)	(81)
Gain on derivative instruments	121	—
Other items, net	(1,100)	(380)
Total financial income (expense), net	(2,451)	5
Income (loss) before tax	2,595	(1,356)
Income tax expense	(177)	(408)
Net income (loss)	$2,418	$(1,764)

Earnings per unit
Common unit public (basic and diluted)	$0.09	$—
Common unit Höegh LNG (basic and diluted)	$0.09	$—
Subordinated unit (basic and diluted)	$0.09	$—

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$35,762	$30,477
Restricted cash	16,000	21,935
Demand note due from owner	142,069	143,241
Advances to joint ventures	6,535	6,665
Deferred debt issuance cost	2,574	2,603
Current portion of net investment in direct financing lease	2,881	2,809
Current deferred tax asset	323	318
Prepaid expenses and other receivables	4,254	5,091
Total current assets	210,398	213,139
Long-term assets
Restricted cash	15,116	15,184
Other equipment	47	54
Advances to joint ventures	11,051	12,287
Deferred debt issuance cost	11,520	11,974
Net investment in direct financing lease	292,081	292,379
Long-term deferred tax asset	2,134	1,572
Other long-term assets	20,623	21,626
Total long-term assets	352,572	355,076
Total assets	$562,970	$568,215

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2015	2014
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$19,062	$19,062
Trade payables	1,451	864
Amounts due to owners and affiliates	7,291	6,019
Loans and promissory notes due to owners and affiliates	298	467
Value added and withholding tax liability	165	835
Derivative financial instruments	4,482	4,676
Accrued liabilities and other payables	20,697	19,201
Total current liabilities	53,428	51,124
Long-term liabilities
Accumulated losses of joint ventures	61,752	59,630
Long-term debt	188,505	193,271
Derivative financial instruments	6,885	4,544
Other long-term liabilities	19,988	22,206
Total long-term liabilities	277,130	279,651
Total liabilities	330,558	330,775
EQUITY
Common units public	204,268	206,979
Common units Höegh LNG	5,281	5,366
Subordinated units	32,832	33,364
Total Partners' capital	242,381	245,709
Accumulated other comprehensive income	(9,969)	(8,269)
Total equity	232,412	237,440
Total liabilities and equity	$562,970	$568,215

HÖEGH LNG PARTNERS LP
UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2015 AND 2014
(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are "Majority held FSRUs" and "Joint venture FSRUs." In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in "Other."

For the three months ended March 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung. For the three months ended March 31, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

As of March 31, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's financial statements and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs' revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended March 31, 2015 and 2014.

	Three months ended March 31, 2015
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Consolidated and combined carve-out reporting

Time charter revenues	$11,535	10,169	—	21,704	(10,169)	$11,535
Construction contract revenues	—	—	—	—	—	—
Total revenues	11,535	10,169	—	21,704		11,535
Operating expenses	(2,795)	(2,135)	(1,564)	(6,494)	2,135	(4,359)
Construction contract expenses	—	—	—	—	—	—
Equity in earnings of joint ventures	—	—	—	—	(2,122)	(2,122)
Segment EBITDA	8,740	8,034	(1,564)	15,210
Depreciation and amortization	(8)	(2,177)	—	(2,185)	2,177	(8)
Operating income (loss)	8,732	5,857	(1,564)	13,025		5,046
Gain (loss) on derivative instruments	121	(3,932)	—	(3,811)	3,932	121
Other financial income (expense), net	(4,701)	(4,047)	2,129	(6,619)	4,047	(2,572)
Income (loss) before tax	4,152	(2,122)	565	2,595	—	2,595
Income tax expense	(177)	—	—	(177)	—	(177)
Net income (loss)	$3,975	(2,122)	565	2,418	—	$2,418

HÖEGH LNG PARTNERS LP
UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2015 AND 2014
(in thousands of U.S. dollars)

	Three months ended March 31, 2014
		Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Consolidated and combined carve-out reporting
	Majority held FSRUs

Time charter revenues	$—	10,249	—	10,249	(10,249)	$—
Construction contract revenues	29,127	—	—	29,127	—	29,127
Total revenues	29,127	10,249	—	39,376		29,127
Operating expenses	(1,331)	(2,145)	(2,817)	(6,293)	2,145	(4,148)
Construction contract expenses	(24,661)	—	—	(24,661)	—	(24,661)
Equity in earnings of joint ventures	—	—	—	—	(1,671)	(1,671)
Segment EBITDA	3,135	8,104	(2,817)	8,422
Depreciation and amortization	(8)	(2,285)	—	(2,293)	2,285	(8)
Operating income (loss)	3,127	5,819	(2,817)	6,129		(1,361)
Gain (loss) on derivative instruments	—	(3,154)	—	(3,154)	3,154	—
Other financial income (expense), net	(461)	(4,336)	466	(4,331)	4,336	5
Income (loss) before tax	2,666	(1,671)	(2,351)	(1,356)	—	(1,356)
Income tax expense	(408)	—	—	(408)	—	(408)
Net income (loss)	$2,258	(1,671)	(2,351)	(1,764)	—	$(1,764)

HÖEGH LNG PARTNERS LP
UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE
(In thousands of U.S. dollars)

The following table includes the financial income (expense) for the three months ended March 31, 2015 and 2014.
	Three months ended
	March 31,
(in thousands of U.S. dollars)	2015	2014
Interest income	$2,427	$466
Interest expense:
Interest expense	(2,854)	(2,209)
Commitment fees	(298)	(856)
Amortization of debt issuance cost	(747)	(282)
Capitalized interest	0	3,266
Total interest expense	(3,899)	(81)
Loss on derivative instruments	121	—
Other items, net:
Unrealized foreign exchange gain (loss)	(446)	(18)
Realized foreign exchange gain (loss)	20	(2)
Bank charges and fees	(2)	—
Withholding tax on interest expense and other	(672)	(360)
Total other items, net	(1,100)	(380)
Total financial income (expense), net	$(2,451)	$5

Appendix A: Adjusted EBITDA and Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

Appendix A: Adjusted EBITDA and Segment EBITDA (cont.)

	Three Months Ended March 31, 2015

	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated and combined carve-out reporting
(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$3,975	(2,122)	565	2,418	$2,418
Interest income	—	—	(2,427)	(2,427)	(2,427)
Interest expense, net	3,601	4,027	298	7,926	3,899
Depreciation and amortization	8	2,177	—	2,185	8
Income tax (benefit) expense	177	—	—	177	177
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,027
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,177
Other financial items(1)	979	3,953	—	4,931	979
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	3,953
Segment EBITDA	8,740	8,034	(1,564)	15,210	15,210
Cash collection/ principal payment on direct financing lease	680	—	—	680	680
Adjusted EBITDA	$9,420	8,034	(1,564)	15,890	$15,890

	Three Months Ended March 31, 2014
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated and combined carve-out reporting
(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$2,258	(1,671)	(2,351)	(1,764)	$(1,764)
Interest income	—	—	(466)	(466)	(466)
Interest expense, net	81	4,318	—	4,399	81
Depreciation and amortization	8	2,285	—	2,293	8
Income tax (benefit) expense	408	—	—	408	408
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,318
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,285
Other financial items(1)	380	3,172	—	3,552	380
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	3,172
Segment EBITDA	3,135	8,104	(2,817)	8,422	8,422
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$3,135	8,104	(2,817)	8,422	$8,422

(1) Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal repayments on the direct financing lease, interest income, interest expense less amortization of debt issuance cost, other items (net) less unrealized foreign exchange gains or losses, current income tax expense, other adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is presented starting with Total Segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income, net cash provided by operating activities or any other indicator of the Partnership's performance calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA and Adjusted EBITDA.

(in thousands of U.S. dollars)	Three months ended March 31, 2015
Segment EBITDA	$15,210
Principal repayment direct financing lease	680
Adjusted EBITDA	$15,890
Interest income	2,427
Interest expense(1)	(7,926)
Amortization of debt issuance cost (1)	793
Other items, net	(1,100)
Unrealized foreign exchange losses (gains)	446
Income tax expense	(177)
Other adjustments:
Indemnification paid by Höegh LNG for prior period non budgeted expenses	1,797
Estimated maintenance and replacement capital expenditures	(2,550)
Distributable cash flow	$9,600

(1) The Partnership's interest in the joint ventures' interest expense and amortization of debt issuance cost is $4,027 and $46, respectively

(1) Adjusted EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Adjusted EBITDA and Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com